UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Arotech Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

042682203

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule13d-l(b)

☐ Rule13d-l(c)

☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 042682203	Arotech Corporation	Page 2 of 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Alex Cushner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 172,629
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 172,629
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 172,629
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.1%
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

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Item 1.

	(a)	Name of Issuer:
Arotech Corporation

	(b)	Address of Issuer’s Principal Executive Offices:
1229 Oak Valley Drive
Ann Arbor, Michigan 48108

Item 2.

	(a)	Name of Person Filing:
Alex Cushner

	(b)	Address of Principal Business Office or, if none, Residence:
349 N. Ferndale Street, Mill Valley, CA, 94941

	(c)	Citizenship:
California, United States of America

	(d)	Title of Class of Securities:
Common Stock

	(e)	CUSIP Number:
042682203

SCHEDULE 13G

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Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(l)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F).

	(g)	☐	A parent holding company or control plan, in accordance with §240.13d-1(b)(l)(ii)(G). (Note: See Item 7).

	(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

172,629 shares. The undersigned declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of securities reported in this statement.

	(b)	Percent of Class:

1.1%. The percentage was calculated based upon 15,939,741 shares of common stock outstanding at November 12,
2012, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2012.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote
172,629 shares.

SCHEDULE 13G

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(ii) Shared power to vote or to direct the vote
0 shares.

(iii) Sole power to dispose or to direct the disposition of
172,629 shares.

(iv) Shared power to dispose or to direct the disposition of
0 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/9/2013
Date

Signature

Alex Cushner